

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

Via E-mail
Jeffrey DeNunzio
President
NL One Corporation
780 Reservoir Avenue
Cranston, RI 02910

> **Re:** **NL One Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 20, 2014**
> **File No. 333-198528**

Dear Mr. DeNunzio:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include financial statements for the interim period ending September 30, 2014. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Adam S. Tracy, Esq.